SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Fourth Quarter and Full Year 2022 Financial Results

São Paulo, Brazil, 14th February, 2023 - Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the “Company”), one of the world’s largest digital financial services platforms, released today its Fourth Quarter & Full Year 2022 financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 5:00pm Eastern time/7:00pm Brasília time.

“Nu posted record results this quarter, with growth across all metrics and a meaningful increase in profits. Net Income grew to over $58 million in Q4’22 at holding level, excluding the one-time non-cash effects of the CSA termination announced last November. We reached a total of 75 million customers in Brazil, Mexico and Colombia, increasing engagement, cross-sell and up-sell –all to consolidate Nu’s position as Brazil’s fifth largest financial institution in terms of active customers. In Brazil specifically, we saw net income grow to $138 million in the last quarter, with an annualized ROE of 35% – among the highest in the industry, providing evidence for the profit potential of our business model. Despite the macroeconomic challenges of 2022, Nu was able to beat every key metric: maintained accelerated growth, gained share in products and markets, kept delinquency in check through superior credit underwriting, and improved operating leverage,” says David Vélez, founder and CEO.

Q4’22 & Full Year´22 Results Snapshot

Below are Q4’22 and FY’22 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

■	Customer growth: Nu added 4.2 million customers in Q4’22 and 20.7 million in 2022, closing the year with a total of 74.6 million customers globally. This represents a 38% growth year-over-year (YoY), which solidifies Nu's position as Brazil’s fifth largest financial institution and Latin America's sixth largest, both by number of active customers.
■	Engagement and activity rates: Monthly Average Revenue per Active Customer (ARPAC) increased to $8.2, expanding 37% YoY on a FX neutral basis (FXN)[1]. This expansion is motivated by the increase of primary banking relationship with customers, the maturation of customers cohorts, and the rollout of new products that foster further cross-sell as well as growing transaction and purchase volumes (up-sell). Activity rate[2] hit yet another historical mark at 82%. Nu has become the primary banking relationship for over 58% of the monthly active customers that have been with Nu for over a year.
■	Low-cost operating platform: Consistently stable throughout the quarters, Monthly Average Cost to Serve Per Active Customer at year-end was at $0.9, reflecting Nu’s focus on operating efficiency while delivering a sustained expansion of its ecosystem at scale. The company’s efficiency ratio, which reflects Nu’s operating leverage, has improved consistently throughout the past four consecutive quarters to reach an all-time low at 47.4%, already comparable with incumbent levels in the region and yet with far more potential as the company continues to expand with one of the lowest cost to acquire in the incumbent and fintech industry.

■	Asset Quality: Remained within expectations with 15-90 NPL ratio dropping 50 points-base in Q4´22 to 3.7%, while 90+NPL reached 5.2%. The improvement in early delinquency indicator is explained firstly by better credit performance from Nu’s loan portfolio in response to management actions adopted in Q2, and usual positive seasonality in Q4. Nu continues to outperform the industry on a like-for-like basis, across different income bands, and with an even more pronounced comparative advantage for the lower income bands.

Financial Highlights:

■	Net & Adjusted Income: Nu reported a Net Income of $58 million for Q4´22, delivering its second consecutive quarter of profit, excluding the one-time non-cash effect of the CSA termination announced in November 2022, which amounts to $355.6 million. Regarding Adjusted Net Income[3] the company reported $133 million in Q4´22. In Brazil specifically, Net Income grew to $138 million in the last quarter with an annualized ROE of 35%, one of the highest in the industry.
■	Revenue: Nu posted $1.45 billion in revenues for Q4’22 and $4.8 billion for FY´22, an all time record high with a 168% annual expansion YoY FXN. This comes as a result of the compounding effect of customer growth and higher levels of customer monetization in Brazil, which alone responded for $4.5 billion of 2022 total revenues.
■	Gross Profit: Nu’s Q4’22 gross profit expanded 137% to $578.3 million, while annual gross profit increased 126% YoY FX to a record of $1.66 billion. Gross profit margin expanded significantly to 40% for the quarter and 35% for the year, reinforcing Nu’s operational leverage capacity, effectiveness in adequately pricing credit and adapting fundings costs according to macro circumstances.
■	Capital: Nu strengthened its position as one of the best capitalized players in the region with its adjusted capital reaching $3.8 billion.
■	Liquidity: Nu maintains significant excess liquidity with a loan-to-deposit ratio of 25%. On December 31st, 2022, Nu had an interest-earning portfolio of $4 billion, while total deposits were four times this amount at $15.8 billion.

Business highlights:

■     Performance and Growth in Brazil: With the consolidation of operations in the country, Brazil accounted for 93% ($4.5 billion) of total revenues in 2022, while Net Income grew to $185 million, from a $20 million loss in 2021. Adjusted Net Income grew to $282 million, from $50 million in 2021. Nu ended 2022 as Brazil's fifth largest financial institution in numbers of active customers and Latin America's sixth largest one. In terms of total customers, Nu expanded its Brazilian customer base to 70.9 million, which represents 44% of the country’s adult population. These results highlight not only the success achieved so far in the Brazilian market, but the potential lying ahead as the company continues to escalate its business and drive further client engagement. Credit card purchase volume increased 54% for Q4’22 and 73% for the Full Year YoY FXN, to US$ 23.8 billion and $81.0 billion, respectively. Nu holds 12% of the local credit card market share in terms of purchase volume.

■     International Expansion: In Mexico, its second largest market, Nu’s customer base exceeded 3.2 million at the end of 2022, reporting a 129% growth. As per the last available data from August 2022, Nu's market share in terms of new cards issued in the country approached 29%, while share in terms of purchase volumes for credit cards already achieved 5%. In Colombia, Nu delivered its strongest growth in relative terms by reaching 565,000 customers and now accounting for 38% of the new credit cards in the market, as per latest available information.

■	Multi-Product Platform: Nu keeps delivering at launching and expanding its products portfolio with credit cards, NuAccounts and Personal loans reaching approximately 34 million, 54 million and 5 million active customers, respectively. NuInvest reached 7 million active customers, likely positioning itself as the largest digital investments platform in Latin America. NuCripto grew to 1.3 million active customers since its full rollout in July 2022, and the base of SMEs customers expanded 79% YoY to 2.5 million at the end of 2022. Insurance ended 2022 with more than 962 thousand active policies.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see “Non-IFRS Financial Measures and Reconciliations – Adjusted Net Income Reconciliation".

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 5:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities, Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022 and the Reference Form filed with the Brazilian Securities and Exchange Commission also on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

About Nu

Nu is one of the world’s largest digital financial services platforms, serving around 75 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Contacts Investors Relations Jorg Friedemann investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 14, 2023